Mail Stop 3561

March 27, 2009

Via Fax & U.S. Mail

Mr. John A. Schauss
Vice President – Finance and Chief Financial Officer
333 E. Franklin Street
Richmond, Virginia 23219

> **Re:** **Media General, Inc.**
> **Form 10-K for the year ended December 28, 2008**
> **Filed February 25, 2009**
> **File No. 001-06383**

Dear Mr. Schauss:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 28, 2008

Selected Financial Data, page 9

1. We note that your table of selected financial data discloses net income (loss) for each of the last five years. Please revise future filings to also include disclosure of income (loss) from continuing operations as required by Instruction 2 to Item 301 of Regulation SK.

2. We note that your table of selected financial data discloses an operating cash flow amount that does not correspond to the "net cash provided by operating activities" amount presented on the statements of cash flows, or the total of the segment operating cash flows disclosed in Note 6. In light of this inconsistency, we consider the operating cash flow amount presented on the table of selected financial data to be a non-GAAP financial measure pursuant to the provisions of Regulation G and Item 10(e) of Regulation S-K. Please revise future filings to include the disclosures required by Item 10(e) of Regulation S-K with respect to this non-GAAP measure. Also, please revise your presentation to disclose the non-GAAP financial measures less prominently than any GAAP measures, such as at the bottom of the table below the financial measures presented in accordance with GAAP. Alternatively, revise your table of selected financial data in future filings to eliminate the calculation of and presentation of the non-GAAP financial measure "operating cash flow."

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Critical Accounting Estimates and Assumptions, page 10

3. Please consider expanding your discussion of critical accounting estimates in future filings to include a discussion of the estimates surrounding your accounting for property, plant and equipment and stock compensation. Your discussion should address the following areas:
    - Types of assumptions underlying the most significant and subjective estimates;
    - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
    - Circumstances that have resulted in revised assumptions in the past.
   Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

– Results of Operations, page 12

4. We note your discussion of the results of operations includes a chart which adjusts net income for various items to arrive at an adjusted income amount. Because this adjusted income financial measure excludes amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP (net income), it would be considered a non-GAAP financial measure pursuant to the provisions of Regulation G and Item 10(e) of

Regulation S-K. Please revise future filings to include the disclosures required by Item 10(e) of Regulation S-K. Alternatively, revise MD&A in future filings to eliminate the discussion of the non-GAAP measure "adjusted income." Also, we note that several of the items listed as adjustments have occurred in each of the last three years. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. If you continue to disclose the non-GAAP financial measure "adjusted income," please remove the adjustment items that have occurred within the past two years, such as net (gain) loss related to divestiture of operations, severance costs, income loss on SP Newsprint, and income from discontinued operations, or alternatively tell us why you believe this presentation of the non-GAAP financial measure is appropriate. See Question 8 and 9 of the SEC Staff's *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* issued June 13, 2003.

– Results of Operations
– Interactive Media, page 14

5. We note your disclosure that for purposes of the sections of your results of operations discussion and for certain charts, discontinued operations, investments and results of DealTaker.com are excluded; and for purposes of 2007 comparison to 2006, results from the acquired NBC Web sites are also excluded. Because this discussion uses financial measures titled operating loss and revenues, which exclude amounts that are included in the most directly comparable measures calculated and presented in accordance with GAAP (segment revenues and operating loss), these measures would be considered non-GAAP financial measures pursuant to the provisions of Regulation G and Item 10(e) of Regulation S-K. Please revise future filings to include the disclosures required by Item 10(e) of Regulation S-K, including changing the title or description of these non-GAAP financial measures. Item 10(e) prohibits using titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Alternatively, revise MD&A in future filings to eliminate the discussion of the non-GAAP financial measures.

Consolidated Statements of Stockholders' Equity, page 24

6. We note that the activity in the statement of stockholders' equity for the year ended December 28, 2008, includes a line item titled "other" for an aggregate amount of $(1,738). Please explain to us, and disclose in future filings, the nature of the transactions included in this line item.

7. We note that you have disclosed the tax effects associated with your various categories of other comprehensive income (loss) for the fiscal years ended December 31, 2006 and 2007 in your consolidated statements of stockholders' equity, but have not included these disclosures for the various components of other comprehensive income in the fiscal year ended December 31, 2008. In future filings, please revise to include disclosure of the tax expense or benefit allocated to each component of other comprehensive income for 2008 as required by paragraph 25 of SFAS No.130.

Statement of Cash Flow, page 25

8. We note your presentation of insurance proceeds related to repair costs as a component of cash provided by operating activities. In light of the disclosure in Note 11 that the cash received covered the damaged press as well as the clean up and repair costs, please tell us how you determined the amount of the settlement that was related to the press and the amount related to the clean up and repair costs. Also, please tell us why you believe it is appropriate to classify the insurance proceeds related to repair costs as an operating activity versus an investing activity. Please note that at the 33rd Annual AICPA National Conference on Current SEC and PCAOB Developments held on December 5–7, 2005 the SEC Staff noted that they believed that the receipt of any insurance proceeds should be classified in the statement of cash flows based on the nature of the insurance coverage, not the intended use of the proceeds.

Notes to the Financial Statements

Note 2. Acquisitions, Dispositions and Discontinued Operations, page 27

9. We note your disclosure that as of December 28, 2008, the assets of discontinued operations consisted of $2.9 million of current and other assets, $4 million of fixed assets, and $5 million of goodwill. Please tell us and disclose in future filings the nature of the assets of discontinued operations as of December 30, 2007. Also, in light of the loss recorded on the disposition of the television stations during 2008, please tell us if you expect the sale of WCWJ in Jacksonville, Florida to result in a loss. If so, please tell us the amount of the estimated loss and also tell us why you believe goodwill associated with this disposal group is properly valued at December 28, 2008.

10. We note your disclosure that depreciation and amortization of assets sold and held for sale ceased during the first quarter of 2008. However, we note from your disclosures in prior filings, such as your Form 10-K for the year ended December 30, 2007, that three of the television stations sold during 2008 were classified as held for sale during 2007. Please tell us why you did not cease depreciation and amortization of these assets during 2007 when there were initially classified as held for sale.

Note 3. Intangible Assets and Impairment, page 28

11. We note your disclosure that you performed an interim impairment assessment in the second quarter of 2008 and in the fourth quarter of 2008, both of which resulted in an impairment to goodwill and intangibles. In light of the significant amounts of goodwill and other intangibles remaining on the balance sheet as of December 28, 2008, please explain to us why you believe these assets are recoverable as of December 28, 2008. As part of your response, please provide us with details of the significant assumptions used in each impairment analysis performed during 2008 and include a discussion of how the decline in your stock price affected your impairment analysis. Also, please tell us if you have performed an impairment analysis during the first part of 2009 and if so, please provide us the results of the analysis as well as any significant assumptions used.

Note 4. Investments, page 29

12. We note your disclosure that under the purchase agreement, the partners retained liabilities for certain retirement, environmental, and income tax issues. Please explain to us, and disclose in future filings, the nature of the liabilities retained by the company and tell us how you determined the amount, if any, recorded as a liability on the balance sheet as of December 28, 2008.

13. We note that during 2008 you sold your interest in SP Newsprint Company, an equity method investee. In light of the significance of this equity method investee in the year ended December 30, 2007, financial statement information is required to be included in the Form 10-K filing under Rule 3-09 of Regulation S-X. We note that on November 20, 2008 the SEC staff issued a letter to the Company granting a waiver from providing unaudited financial statements or summarized financial information for SP Newsprint Company for the three months ended March 31, 2008 in the 2008 Form 10-K. However, the letter also indicates that the company should provide the audited financial statements of SP for the two years ended December 31, 2007 in the 2008 Form 10-K. Please revise to include these audited financial statements in an amended Form 10-K. Please note that the

audited financial statements for SP Newsprint Co. can not be incorporated by reference from the 2007 10-K as you have attempted to do so on page 42 of your 2008 Form 10-K, since the auditors report on such financial statements must be reissued at the time the financial statements are included in your 2008 Form 10-K.

Note 5. Long-Term Debt and Other Financial Instruments, page 30

14. We note that during 2008 and 2007 you modified your credit facilities, which include a revolving credit facility and a variable bank term loan. Please explain to us, and disclose in future filings, how you accounted for the modifications of this debt in accordance with EITF 96-19 and EITF 98-14, as applicable.

Note 11. Commitments, Contingencies, and Other – Other, page 39

15. We note your disclosure that Sprint/Nextel is providing the Company with new equipment capable of meeting the narrowed broadcasting frequency criteria and you recorded gains of $5.2 million in 2008 and $.9 million in 2007 in the line item "selling, general and administrative" on the statement of operations. We further note that you anticipate recording additional gains in the next year. Please tell us how you calculated or determined the amount of the gain recorded in both 2007 and 2008 and explain to us why you believe it is appropriate to record this transaction as a gain.

16. We note from the disclosure on page 39 that the Company reduced its workforce and recognized severance costs of $10.9 million, $3 million and $1.0 million during 2008, 2007 and 2006, respectively. As these appear to be costs that would be subject to the guidance outlined in SFAS No.146, please revise the notes to your financial statements in future filings to include all of the disclosures outlined in paragraph 20 of SFAS No.146, as applicable.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(804) 649-6131